Exhibit 99.1

Pembina Pipeline Corporation Plans Capital Spend of $965 Million in 2013

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

CALGARY, Nov. 28, 2012 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that its Board of Directors has approved a capital spending budget of approximately $965 million for 2013. This is approximately 75 percent higher than Pembina's 2012 capital budget and represents the largest in the Company's history.

"2013 will mark the third consecutive year that Pembina has increased its capital program, again setting a record for the size of our investment," said Bob Michaleski, Chief Executive Officer. "This impressive capital spending plan is directly aligned with our goal of continuing to provide long-term value to our shareholders, with the vast majority of our 2013 investments being targeted towards fee-for-service projects. Our focus in the next year will be to progress our current suite of projects and bring in the next phase of Pembina's growth opportunities while maintaining a strong balance sheet and increasing our cash flow per share."

A substantial portion - $240 million, or about 25 percent - of the 2013 capital spend will be directed towards completing the construction of the Company's Saturn and Resthaven enhanced liquids extraction facilities along with the associated pipelines. These projects will provide extraction of natural gas liquids ("NGL") in the field for producers located in west central Alberta.

Pembina also plans to direct $210 million, or 22 percent of its 2013 capital budget towards the expansion of its crude oil, condensate and NGL pipelines. These expansion projects will allow Pembina to continue to meet the growing needs of producers, which has resulted from new technology being deployed and increased activity in the Western Canadian Sedimentary Basin.

Pembina's 2013 capital spending plan reflects strong growth opportunities that expand on existing operations in each of its four businesses and is expected to continue to drive shareholder value in the coming years.

2013 Capital Spending Highlights By Business

Pembina's 2013 capital spending plan is expected to be allocated as follows:

Conventional Pipelines
($ millions)	2013 Budget
Peace Crude & Condensate Expansion - Phase 1	20
Peace Crude & Condensate Expansion - Phase 2	70
NGL System Expansion - Phase 1	50
NGL System Expansion - Phase 2	70
Saturn and Resthaven Liquids Pipelines	55
Other Tie-Ins and Upgrades	90
Total	355

•	To support growing crude oil and condensate production in its operating areas, Pembina plans to increase capacity on its Peace System in two phases. The Phase 1 LVP Expansion involves expanding the crude oil and condensate capacity on Pembina's Peace Pipeline system by an additional 40,000 bpd to reach 195,000 bpd by the end of 2013. Pembina expects Phase 2 to add an additional 55,000 bpd of capacity by mid to late 2014. Once complete, the expansions will increase capacity on the Peace Pipeline by 61 percent to 250,000 bpd. These expansions will accommodate increasing crude oil and condensate volumes resulting from continued delineation by producers of the crude and condensate-rich areas of the Montney resource play in the Dawson Creek, Grande Prairie and Kaybob/Fox Creek areas as well as initial development of the condensate-rich Duvernay resource play in the Kaybob area.
•	The Phase 1 NGL Expansion will expand capacity on Pembina's Peace and Northern NGL Pipeline systems by an additional 52,000 bpd to reach 167,000 bpd by the end of 2013. Pembina expects Phase 2 to add an additional 53,000 bpd of capacity by mid-2015. Once complete, the expansions will increase capacity on Pembina's Northern NGL System by 91 percent to 220,000 bpd. These expansions will provide increased transportation capacity for producer activity focused on NGL development, which continues to be strong in the Deep Basin Cretaceous, Montney and Duvernay resource plays.

The $140 million of capital in 2013 associated with the Phase 2 pipeline expansions detailed above, while approved by Pembina's Board of Directors, is contingent on customer commitments to proceed as well as customary regulatory and environmental approvals.

Pembina's Conventional Pipelines business also has plans for several other new connections and upgrades in 2013 totaling approximately $90 million.

Gas Services
($ millions)	2013 Budget
Saturn Deep Cut Facility	90
Resthaven	95
Cutbank Complex Upgrades	25
Other	5
Total	215

Pembina plans to allocate approximately $185 million of its capital budget toward the construction of the Company's Saturn and Resthaven enhanced liquids extraction facilities within its Gas Services business.

•	The Saturn facility is a new, 200 MMcf/d deep cut facility in the Wild River/Berland River area in the liquids rich foothills area of west central Alberta. The Company expects Saturn to be in service in the fourth quarter of 2013.
•	The Resthaven facility is a new, 200 MMcf/d (130 MMcf/d net to Pembina) deep cut facility in the Resthaven area in the liquids rich foothills area of west central Alberta. The Company expects Resthaven to be in service in the first quarter of 2014.

At Pembina's existing Cutbank Complex, several projects totaling $25 million have been budgeted to handle increased demand for processing and compression in the area and to increase throughput through the facility.

Oil Sands & Heavy Oil
($ millions)	2013 Budget
Nipisi and Mitsue Pipelines - Pump Stations and Connectivity	25
Other	20
Total	45

Pembina's expenditures in its Oil Sand & Heavy Oil business will be directed to increasing capacity on, and the connectivity of, the Nipisi and Mitsue pipelines.

The Company is currently building pump stations to increase throughput capacity on both the Nipisi and Mitsue pipelines and expects:

•	The additional pump station for the Nipisi pipeline will increase system capacity from 93,000 bpd to 105,000 bpd by the end of the second quarter of 2013; and
•	The additional pump station for the Mitsue pipeline will increase system capacity from 18,000 bpd to 22,000 bpd by the end of the third quarter of 2013.

Another project priority includes the construction of a new delivery interconnection facility to transfer crude oil from the Nipisi pipeline to a terminal near Edmonton, Alberta for Nipisi shippers. The connection is expected to be in place by mid-2013 for which Pembina will earn a fee for the service.

The Company is also directing capital to progress work on numerous opportunities within this business.

Midstream
($ millions)	2013 Budget
Crude Oil Midstream
Pembina Nexus Terminal	75
Full-Service Terminals	40
Other	15
Total Crude Oil Midstream	130
NGL Midstream
Redwater West:
Cavern and Storage Development	90
Terminalling and Connectivity	35
Other	45
Empress East	45
Total NGL Midstream	215
Total	345

Pembina will continue to focus its capital spending on initiatives that expand its current service offerings and enhance the interconnectivity of the infrastructure it accesses. Specifically, in 2013 the Company will focus on expansion of the Pembina Nexus Terminal ("PNT") and its full-service terminal network. Plans include the build-out of additional storage at PNT and establishing a pipeline connection between PNT and its Redwater site in Fort Saskatchewan. In addition, Pembina expects to be able to bring two new full-service terminals into service in 2013 and will begin construction on an additional three full-service terminals during the year.

The majority of capital expenditures in the NGL Midstream business for 2013 will be directed towards providing third-party storage and terminalling solutions as well as developing caverns at Pembina's Redwater fractionation facility. Pembina expects that three third party fee-for-service caverns at Redwater will come into service in the first half of 2013. Empress East capital projects are also focused on third-party storage solutions including an expansion at Cromer as well as brine pond and storage development at Corunna.

Should sufficient customer support be received, capital of approximately $15 million will be allocated in 2013 to ordering long-lead equipment for a new 73,000 bpd fracationator at Pembina's Redwater site.

Other Capital Expenditures:

The remainder of Pembina's 2013 capital budget will be used to complete a variety of corporate-wide projects, primarily allowing for system and technology upgrades.

Financing

The Company plans to finance its 2013 capital expenditures through cash flow from operating activities, undrawn credit facilities, its Premium Dividend™ and Dividend Reinvestment Plan, public or private debt, and public equity.

Investor Day Presentation and Webcast

Pembina will hold an Investor Day on Tuesday, December 4, 2012 at One King West Hotel in Toronto, Ontario.

Parties interested in attending the event please RSVP to rsvp@pembina.com. A live webcast will begin at 8:30 a.m. EST. To register for the webcast please click the following link http://event.on24.com/r.htm?e=543882&s=1&k=BD494E58874527F19D5F6A47CF038284. The webcast and presentation will be accessible and available for replay through Pembina's website www.pembina.com under Investor Centre, Presentations & Events.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "targets", "expects", "proposes", "projects", "will", "estimates", "intends", "anticipates", "develop", "could", "potential" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; the construction schedule and commissioning of the Saturn and Resthaven enhanced liquids extraction facilities and associated pipelines; the construction schedule and planned capacity of the Peace Pipeline crude and condensate expansion projects; the construction schedule and planned capacity of the Peace and Northern Pipeline NGL expansion projects; the construction schedule and planned capacity increases of the Nipisi and Mitsue pipelines as a result of the addition of pump stations; the proposed full-service truck terminals; additional storage at PNT and the connection between PNT and the Redwater site; the development of caverns at the Redwater fractionator facility; the addition of storage and terminalling solutions at Redwater, Cromer and Corunna; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding supply and demand factors and pricing for oil and natural gas; potential revenue and cash flow enhancement; and future cash flows, maintenance and operating margins. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development in proximity to Pembina's pipelines and other assets (which could be affected by, among other things, possible changes to applicable royalty and tax regimes); the amount of future liabilities related to environmental incidents; the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy); future acquisitions, growth and growth potential in Pembina's operations; potential revenue and cash flow enhancement; future cash flows; maintenance of operating margins; additional throughput potential on additional connections and other initiatives on the Conventional Pipelines systems; expected project start-up and construction dates; future dividends and taxation of dividends; future financing capability and sources; and negative credit rating adjustments.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments, including the construction and commissioning of the Saturn and Resthaven enhanced liquids extraction facilities and associated pipelines, the Peace Pipeline crude and condensate expansions, the Peace and Northern Pipeline NGL expansions, the proposed full service truck terminals; the addition of pump stations on the Nipisi and Mitsue pipelines; and the development of additional caverns at Redwater; the addition of storage and terminalling solutions at Redwater, Cromer and Corunna; construction costs on these projects; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Senior Manager, Corporate Development and Planning
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 17:35e 28-NOV-12